Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. 13 Month Autocallable Securities Linked to AMZN Preliminary Terms This summary of terms is not complete and should be read with the preliminary pricing supplement below Citigroup Global Markets Holdings Inc. Issuer: Citigroup Inc. Guarantor: Amazon.com, Inc. (ticker: “AMZN”) Underlying: May 14, 2024 Pricing date: Monthly Valuation date: June 16, 2025 Final valuation date: June 20, 2025 Maturity date: 10.00% per annum, paid monthly Coupon: Monthly Coupon payment dates: 75.00% of the initial underlying value Final barrier value: If on any autocall date prior to the valuation date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related coupon payment Automatic early redemption: Monthly on valuation dates beginning after six months Autocall dates: The stated principal amount divided by the initial underlying value Equity ratio: 17331APR6 / US17331APR67 CUSIP / ISIN: The closing value on the pricing date Initial underlying value: The closing value on the valuation date Final underlying value: (Current closing value - initial underlying value) / initial underlying value Underlying return: You will receive at maturity for each security you then hold, the final coupon payment plus: • If the final underlying value is greater than or equal to the final barrier value: $1,000 • If the final underlying value is less than the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) that will be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity (other than the final coupon payment). All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. Payment at maturity (if not autocalled): $1,000 per security Stated principal amount: Preliminary Pricing Supplement dated May 1, 2024 Preliminary pricing supplement: * Assumes that the closing value of the underlying on the valuation date is the same as the closing value of the underlying on the maturity date. Hypothetical Payment at Maturity per Security * Assumes the securities have not been automatically redeemed prior to maturity and does not include the final coupon payment. Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity Hypothetical Underlying Return on Valuation Date $1,00 0 .00 100.00% $1,00 0 .00 50.00% $1,00 0 .00 25.00% $1,00 0 .00 0.00% $1,00 0 .00 - 25.00% $749.90 - 25.01% $500.00 - 50.00% $250.00 - 75.00% $0.00 - 100.00%

Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Selected Risk Considerations

- You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities (excluding the final coupon payment), and you may lose up to all of your investment.
- The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable.
- The securities offer downside exposure, but no upside exposure, to the underlying.
- The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.
- The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
- The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
- The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
- The issuer and its affiliates may have conflicts of interest with you.
- The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.